Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-225452

February 27, 2019

5.375% Senior Notes due 2049

Term Sheet

February 27, 2019

Issuer:	Selective Insurance Group, Inc.
Security:	5.375% Senior Notes due 2049
Ratings (Moody’s / S&P)*:	Baa2 (Stable) / BBB (Stable)
Format:	SEC Registered
Principal Amount:	$300,000,000
Trade Date:	February 27, 2019
Settlement Date:	March 1, 2019 (T+2)
Maturity Date:	March 1, 2049
Interest Payment Dates:	March 1 and September 1 of each year, commencing on September 1, 2019
Coupon (Interest Rate):	5.375%
Yield to Maturity:	5.510%
Benchmark Treasury:	3.375% due November 15, 2048
Spread to Benchmark Treasury:	T + 245 basis points
Benchmark Treasury Price / Yield:	106-04 / 3.060%
Price to Public:	98.030% of the principal amount, plus accrued interest, if any, from the Settlement Date if settlement occurs after that date
Net Proceeds, Before Expenses, to the Issuer:	$291,465,000
Optional Redemption:
Make-Whole Call:	At any time prior to September 1, 2048 (six months prior to their maturity), based on the Treasury Rate +40 basis points, or

Par Call:	On or after September 1, 2048

Use of Proceeds:

The issuer intends to use the net proceeds from this offering to redeem all $185 million aggregate principal amount of its 5.875% Senior Notes due 2043 at a redemption price equal to 100% of their principal amount, plus accrued and unpaid interest thereon to, but excluding, the date of redemption. Any remaining net proceeds will be used for general corporate purposes.

CUSIP / ISIN:	816300 AH0 / US816300AH07
Joint Book-Running Managers:	RBC Capital Markets, LLC Wells Fargo Securities, LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated
Senior Co-Managers:	Credit Suisse Securities (USA) LLC Keefe, Bruyette & Woods, Inc.
Co-Managers:	BB&T Capital Markets, a division of BB&T Securities, LLC Boenning & Scattergood, Inc. JMP Securities LLC Sandler O’Neill & Partners, L.P.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement, including a prospectus and a preliminary prospectus supplement, with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus and the preliminary prospectus supplement in the registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling RBC Capital Markets, LLC toll-free at 1-877-749-6225, Wells Fargo Securities, LLC toll-free at 1-800-645-3751 or Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322.